UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Bioceres Crop Solutions Corp.

(Name of Issuer)

Ordinary Shares, $0.0001 par value
(Title of Class of Securities)

G1117K 114
(CUSIP Number)

Gloria Montaron Estrada

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

Telephone: +54 0341 4861100

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to:

Matthew S. Poulter

Linklaters LLP

1290 Avenue of the Americas

New York, NY 10104

November 15, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1117K 114

1	Names of Reporting Person. Bioceres S.A.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Argentina
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 26,560,683
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 23,363,766
11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,560,683
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 50.2%
14	Type of Reporting Person HC

CUSIP No. G1117K 114

1	Names of Reporting Person. Bioceres LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 26,560,683
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 23,363,766
11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,560,683
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 50.2%
14	Type of Reporting Person HC

CUSIP No. G1117K 114

1	Names of Reporting Person. THEO I SCSp
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Grand Duchy of Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 5,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 5,000,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,560,683
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 50.2%
14	Type of Reporting Person HC

CUSIP No. G1117K 114

EXPLANATORY NOTE

This Amendment No. 8 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2019, (as amended by Amendment No. 1 filed with the SEC on July 2, 2020, Amendment No. 2 filed with the SEC on August 28, 2020, Amendment No. 3 filed with the SEC on November 25, 2020, Amendment No. 4 filed with the SEC on August 6, 2021, Amendment No. 5 filed with the SEC on October 15, 2021), Amendment No. 6 filed with the SEC on April 5, 2022 and Amendment No. 7 filed with the SEC on July 25 2022 (the “Schedule 13D”), by Bioceres LLC and Bioceres S.A.

This Amendment is being filed to report the acquisition of beneficial ownership of an additional 8,000,000 Shares, corresponding to 12.73% of the Issuer’s outstanding capital stock, pursuant to two agreements entered on November 15, 2022, between (a) Bioceres LLC, as purchaser, and Draco I Latam SPC Ltd, acting on behalf of Draco I Event Opportunity Segregated Portfolio, as seller, relating to the acquisition of 4,000,000 Shares and (b) Theo I SCSP, as purchaser, and Draco I Latam SPC Ltd, acting on behalf of Draco I Event Opportunity Segregated Portfolio, as seller, relating to the acquisition of 4,000,000 Shares (the “Transaction”). The total consideration to be paid is US$18 per acquired Share, which is payable in eight annual instalments, and the first instalment is divided in three sub-instalments.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D.

The aggregate percentages of Shares beneficially owned by the Reporting Persons, and reported in this Amendment, is calculated based on 62,834,057 Shares outstanding, as reported on the Issuer’s Form F-3 (File No. 33-268144) filed with the SEC on November 3, 2022.

Item 1.	Security and Issuer

This statement relates to the ordinary shares, par value $0.0001 per share (the “Shares”), of Bioceres Crop Solutions Corp. (formerly known as Union Acquisition Corp. (the “Issuer”). The principal executive office of the Issuer is located at Ocampo 210 bis, Predio CCT, Rosario, Province of Santa Fe, Argentina. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This statement is filed by:

i)	Bioceres S.A., the holding company of Bioceres LLC;

ii)	Bioceres LLC, which is the holder of record of 23,363,766 Shares (corresponding to approximately 37.2% of the Issuer’s outstanding capital stock); and

iii)	THEO I SCSp, which is the holder of record of 5,000,000 Shares (corresponding to approximately 7.9% of the Issuer’s outstanding capital stock).

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The address of the principal business and principal offices of:

i)	Bioceres S.A. is Ocampo 210 bis, Predio CCT, Rosario, Province of Santa Fe, Argentina;

ii)	Bioceres LLC is 1209 Orange Street, Wilmington 19801-1120, County of New Castle; and

iii)	THEO I SCSp is 30 boulevard Royal, L-2449 Luxembourg.

(c)	Not applicable.

(d)          None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

CUSIP No. G1117K 114

(e)          None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)

i)	Bioceres S.A. is a company organized under the laws of Argentina;

ii)	Bioceres LLC is a Delaware limited liability company; and

iii)	THEO I SCSp is a special limited partnership (société en commandite spéciale) incorporated in the Grand Duchy of Luxembourg.

Item 3.	Source and Amount of Funds or Other Consideration.

Please refer to the “Explanatory Note” of this Amendment.

Item 4.	Purpose of the Transaction

The purpose of the Transaction was to increase the Reporting Persons’ ownership of the Issuer after recent dilution due to M&A activity performed by the Issuer.

As a result of the Transaction, the Shares owned by the Reporting Persons increased from 20,363,766 Shares to 28,363,766 Shares. In addition, the Reporting Persons have the shared power to vote or to direct the vote 3,196,917 Shares pursuant to the shareholders agreement described under Item 6 below, resulting in a total of 31,560,683 Shares beneficially owned by the Reporting Persons.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate percentages of Shares beneficially owned by the Reporting Persons, and reported in this Amendment, is calculated based on 62,834,057 Shares outstanding, as reported on the Issuer’s Form F-3 (File No. 33-268144) filed with the SEC on November 3, 2022.

Bioceres S.A.
a)		Amount beneficially owned: 23,363,766	Percentage: 37.2%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	26,560,683
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	23,363,766

Bioceres LLC
a)		Amount beneficially owned: 23,363,766	Percentage: 37.2%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	26,560,683
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	23,363,766

THEO I SCSp
	v.	Amount beneficially owned: 5,000,000	Percentage: 7.9%
	vi.	Number of shares to which the Reporting Person has:
	vii.	Sole power to vote or to direct the vote:	0
	viii.	Shared power to vote or to direct the vote:	5,000,000
	ix.	Sole power to dispose or to direct the disposition of:	0
	x.	Shared power to dispose or to direct the disposition of:	5,000,000

CUSIP No. G1117K 114

(c)          None of the Reporting Persons has effected any transactions of the Issuer’s Shares during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D which information is incorporated herein by reference.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The summary of each agreement set forth below is qualified in its entirety by reference to the full text of such agreement, a copy of which is incorporated by reference herein as Exhibit 10.1 and 10.2, respectively.

Amended and Restated Registration Rights Agreement

On March 14, 2019, UAC consummated a previously announced business combination pursuant to a share exchange agreement, dated as of November 8, 2018, by and among UAC and Bioceres, Inc., a company incorporated under the laws of Delaware, which converted into Bioceres LLC pursuant to an internal reorganization. Upon the consummation of the business combination, UAC’s initial shareholders prior to the initial public offering and their affiliates, including certain directors of UAC (collectively the “restricted stockholders”) entered into an Amended and Restated Registration Rights Agreement in respect of the restricted securities held by such restricted stockholders. Pursuant to the Registration Rights Agreement, the restricted stockholders and their permitted transferees will be entitled to certain registration rights, including, among other things, customary registration rights, including demand and piggy-back rights. Additionally, the restricted stockholders agreed not to sell, transfer, pledge or otherwise dispose of the Shares they own for one year from the consummation of the business combination.

Shareholders Agreement

Prior to the consummation of the business combination, Bioceres LLC, Pedro Enrique Mac Mullen, María Marta Mac Mullen and International Property Services Corp. (“IPS”) entered into a shareholders agreement, pursuant to which, among other things, (i) Bioceres LLC has a right of first refusal for any transfer of Shares held by Pedro Enrique Mac Mullen, María Marta Mac Mullen and IPS, (ii) each party has a tag-along right with respect to sales of Shares by other parties, (iii) Bioceres LLC has a drag-along right to cause the sales of Shares held by Pedro Enrique Mac Mullen, María Marta Mac Mullen and IPS in connection with a third-party offer to buy a number of Shares that exceed the number of shares held by Bioceres LLC, and (iv) Pedro Enrique Mac Mullen, María Marta Mac Mullen and IPS agreed to vote in agreement with Bioceres LLC at any shareholders’ meeting during the existence of such shareholders agreement.

CUSIP No. G1117K 114

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1*	Amended and Restated Registration Rights Agreement, dated as of March 14, 2019, by and among Bioceres Crop Solutions Corp. and the Investors named therein (Incorporated by reference to Exhibit 4.5 to Bioceres Crop Solutions Corp.’s Report on Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019)

Exhibit 10.2*	Shareholders Agreement, dated as of March 5, 2019, by and between Bioceres LLC, Pedro Enrique Mac Mullen, María Marta Mac Mullen and International Property Services Corp.

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons

* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOCERES S.A.

By	/s/ Gloria Montaron Estrada
Name: Gloria Montaron Estrada
Title: Attorney-in-fact
Date: November 17, 2022

BIOCERES LLC

By	/s/ Gloria Montaron Estrada
Name: Gloria Montaron Estrada
Title: Manager
Date: November 17, 2022

THEO I SCSp

By	/s/ Gloria Montaron Estrada
Name: Gloria Montaron Estrada
Title: Attorney-in-fact
Date: November 17, 2022